UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 December 2018
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Update to Share Buyback Programme

Press Release
CRH Completes Phase 3 and Announces Phase 4 of Share Buyback Programme

On 25 April 2018, CRH plc announced its intention to repurchase ordinary shares of up to €1 billion over the next 12 months. CRH is pleased to announce that it has completed the third phase of its share buyback programme, returning a further €100 million of cash to shareholders (the "Phase 3 Programme").

Between 27 November 2018 and 21 December 2018, 4.1 million ordinary shares were repurchased on the London Stock Exchange. This brings total cash returned to shareholders under the ongoing €1 billion share buyback programme to €800 million.

CRH today also announces that it has entered into arrangements with UBS A.G., London Branch ("UBS") to repurchase ordinary shares on CRH's behalf for a maximum consideration of €200 million (the "Phase 4 Programme").

The Phase 4 Programme will commence on 2 January 2019, and will end no later than 29 March 2019. This will complete the €1 billion share buyback programme as announced on 25 April 2018.

Under the terms of the Phase 4 Programme, ordinary shares will be repurchased on the London Stock Exchange and/or Euronext Dublin. CRH has entered into non-discretionary instructions with UBS to conduct the Phase 4 Programme on its behalf and to make trading decisions under the Phase 4 Programme independently of CRH in accordance with certain pre-set parameters.

The Phase 4 Programme, the purpose of which is to reduce the share capital of CRH, will be conducted within the limitations of the authority granted at CRH's AGM on 26 April 2018 to repurchase up to 10% of the Company's ordinary shares in issue (being 56,199,571 ordinary shares following the completion of the first, second and third phases of the buyback programme).

The Phase 4 Programme will also be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 and Chapter 12 of the UK Listing Rules. The repurchased ordinary shares will be held in treasury pending their cancellation or re-issue in due course.

This announcement relates solely to the completion of the Phase 3 Programme and the commencement of the Phase 4 Programme and any decision in relation to any future buyback programmes will be based on an ongoing assessment of the capital needs of the business and general market conditions by the CRH Board of Directors.

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Senan Murphy	Finance Director
Frank Heisterkamp	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading global diversified building materials group, employing 85,000 people at over 3,600 operating locations in 32 countries worldwide. CRH is the second largest building materials company worldwide and the largest in North America. The Group has leadership positions in Europe, where it is the largest heavyside materials business, as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the New York Stock Exchange (NYSE). CRH's market capitalisation at 30 November 2018 was approximately €20 billion. For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 28 December 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary